As filed with the Securities and Exchange Commission on July 14, 2000
Registration No. 000-29349
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 10-SB
PRE-EFFECTIVE AMENDMENT NO. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Phoenix Metals U.S.A. II, Inc.
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(Name of Small Business Issuer in its charter)

Nevada --------------------------------------------------------------------- (State or other jurisdiction of incorporation or organization)	95-4571729 --------------------------------------------------------------- (I.R.S. Employer Identification No.)

801 South Rampart Boulevard, Suite 178 Las Vegas, Nevada --------------------------------------------------------------------- (Address of principal executive offices)	89128 --------------------------------------------------------------- (Zip Code)
Issuer's telephone number (702) 947-2178 ----------------------------------------------------------------------------------------------------
Securities to be registered under Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
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Securities to be registered under Section 12(g) of the Act:
Common Stock, Par Value $.0001 ------------------------------------------------------------------------------------------------------------------------------------------
(Title of class)

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          Phoenix Metals U.S.A. II, Inc., a Nevada corporation (the "Company"), is voluntarily filing this registration statement on Form 10-SB in order to comply with the Nasdaq Over-the-Counter Bulletin Board (the "OTC BB") Eligibility Rule (the "Eligibility Rule"). The Eligibility Rule requires that companies whose securities are quoted on the OTC BB be subject to the financial reporting requirements of the Securities and Exchange Commission. The filing of this registration statement will subject the Company to such reporting requirements thereby satisfying the Eligibility Rule.

FORWARD-LOOKING STATEMENTS

          This registration statement contains various forward-looking statements. Such statements can be identified by the use of forward-looking words such as "anticipate," "believe," "estimate," "likely," "intend," "expect" or similar words. The statements contained in this registration statement discuss expectations regarding future developments, operations or financial conditions or state other forward-looking information. When considering such forward-looking statements, a prospective investor should keep in mind the risk factors noted in Item 2 of Part I of this registration statement and other cautionary statements throughout this registration statement. A prospective investor should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect. If one or more risks identified herein, or in any other applicable filings, materialize, or any other underlying assumptions prove incorrect, the Company's actual results may vary materially from those anticipated, estimated or intended.

          In addition to other factors and matters discussed elsewhere in this registration statement, the following are important factors that, in the view of the Company's management, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to efficiently and effectively build and operate its commercial production facilities; the ability of the Company to effectively and economically extract precious and noble metals from its volcanic cinder ore reserves; market acceptance of the Company's products and applications for precious and noble metals technology generally; the ability of the Company to hire and retain qualified technical, operational and sales and marketing personnel; the ability of the Company to obtain acceptable forms and amounts of financing to fund current and future operations and any acquisitions; the ability of the Company to protect its intellectual property rights in its precious and noble metals technology; the success of further research and development efforts; the outcome of pending litigation; competition from companies with greater financial, technical and other resources than the Company; and the Company's ability to locate and enter into strategic or joint venture relationships. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

PART I

Item 1.     Description of Business

     History and Organization

          The Company was originally formed as Powell Capital Corporation, a Colorado corporation, on December 22, 1986. In June 1987, the Company acquired all of the issued and outstanding common stock of Imagenét Systems, Inc., a Florida corporation, in exchange for shares of the Company's common stock. In November 1987, Powell Capital Corporation amended its articles of incorporation on file with the Colorado Secretary of State to change its name to Imagenét Systems, Inc. In June 1993, the Company entered into an agreement with Robert F. Flaherty and Diana Lee Flaherty, whereby the Company acquired the rights to remove and use certain tonnages of volcanic cinder ore and a license to utilize certain processes and equipment, each such asset owned by or licensed to the Flahertys, in exchange for shares of the Company's common stock. See Part I, Item 3 - Description of Property. Ms. Flaherty currently is Chairperson of the Board of Directors, Secretary and Treasurer, and Mr. Flaherty currently is a director and President of the Company. In August 1993, the Company further amended its articles of incorporation to change its name to Phoenix Metals U.S.A. II, Inc. In March 2000, the Company filed articles of merger with the Colorado and Nevada Secretaries of State to change the Company's state of incorporation from Colorado to Nevada. The Company changed its state of incorporation to Nevada because its principal offices and most of its operations are located in Nevada, and management believes that Nevada's minimal annual corporation fees and general corporate law are advantageous to the Company.

          The Company (as Powell Capital Corporation) was initially formed as a "blank check" entity to obtain funding from investors to seek out and take advantage of business opportunities. Then current management believed that by positioning the Company as a small, publicly held company whose common stock was already listed for trading on the OTC BB with substantial liquidity, various business opportunities would become available. As a result of this strategy, the Company (as Powell Capital Corporation) acquired all of the issued and outstanding common stock of Imagenét Systems Inc. in a tax free exchange. Imagenét Systems, Inc. was in the business of developing various computer software programs. At the time of the Flahertys' acquisition of control in June 1993, the Company had substantially wound down its activities in software development and sought to commence its present operations. In order to effect the change in control and business operations, Imagenét Systems, Inc. entered into an agreement with Mr. Flaherty whereby Mr. Flaherty was issued an aggregate of 203,271,200 shares of common stock (prior to a one for 100 reverse stock split effected July 9, 1993) in exchange for land use and mining rights, 75,000 tons of volcanic cinder ore reserves and for the right to use processes and equipment licensed to the Flahertys, specifically a process for removing precious and noble metals from volcanic cinder ore and equipment, not the proprietary processes and equipment presently used by the Company. See Part I, Item 1 - Description of Business, Proprietary Technology. At the time of the transaction, the parties valued the mineral ores at $1,000 per ton. The value was determined based in part on the Company being able to successfully extract the precious and noble metals from the ore using its technology and equipment.

     Business Operations

          The Company is a development stage, high technology metals processing and smelting company. The Company's activities to date have involved the development or improvement of proprietary processes or techniques to be employed in extracting precious and noble metals from volcanic cinder ores. As used in this registration statement, precious metals refer to gold and silver, and noble metals refer to platinum group metals. Platinum group metals include platinum, palladium, rhodium, iridium, ruthenium and osmium. The Company's current operations solely consist of pilot or test production of doré metal bars ready for either separation into individual precious and noble metals at a refinery or sale to a buyer. Doré metal bars are bars of the processed but unseparated precious and noble metals extracted from volcanic cinder ore. The Company's pilot operations produce doré metal bars in limited quantities for purposes of testing the Company's technology. Since July 1993, the Company's principal focus has been research and development of all aspects of its business operations, including:

"	developing and acquiring proprietary processes for the extraction of precious and noble metals from volcanic cinder ore;
"	acquiring and developing refining/smelting equipment;
"	obtaining permits, licenses and other governmental approvals;

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obtaining patents or other proprietary information and technology relating to concentrating, smelting and separating complex volcanic cinder ore containing precious and noble metals, or the license thereof;

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constructing a testing and pilot smelting plant and ore mill to produce doré metal bars containing precious and noble metals, in an amount sufficient to conduct fire, instrumental, chemical assay testing and volume production test runs under various conditions;

"	engineering and designing environmentally compatible ore processing facilities and systems;
"	formulating ore processing formulas; and
"	establishing employee and management policies and procedures.

          The Company spent approximately $368,093 for the fiscal year ended June 30, 1998, $617,169 for the fiscal year ended June 30, 1999, and $303,983 for the nine months ended March 31, 2000, on its research and development activities. These expenditures are discussed in Part I, Item 2 - Management's Discussion and Analysis or Plan of Operation.

          The Company's offices are located at 801 South Rampart Boulevard, Suite 178, Las Vegas, Nevada 89128. The 3,200 square feet of office space houses the Company's executive and administrative offices.

          The Company has been actively engaged in pre-production operations since July 1993. The Company currently processes approximately 1,000 pounds of ore per day in its pilot operations as it tests various formulas of its proprietary processes. It is important to note that the yield from 1,000 pounds of ore per day represents a very small amount. The processes applied to the ore further reduce the volume of the ore. If the Company is able to go into commercial production, the tonnage per day is expected to increase substantially. Operations are conducted at a millsite the Company refers to as the "Black Mountain facility" located on the seven mile marker at 1088 East Cottonwood Cove Road, between Searchlight and Cottonwood Cove, Lake Mojave, Nevada. See Part I, Item 3 - Description of Property. The Company expects to commence commercial production following the resolution of the Company's dispute with the Department of Interior, Bureau of Land Management (the "BLM") concerning the Black Mountain facility. See Part I, Item 2 - Management's Discussion and Analysis or Plan of Operation, Plan of Operation Over the Next 12 Months and Part II, Item 2 - Legal Proceedings.

          The Company maintains a staff of 20 full-time employees, including management, and five industry consultants who devote 50% or more of their business time to the Company. The Company's consultants include individuals with areas of expertise in business development, corporate finance and banking and in technical areas including electro-refining, smelting, metallurgy and land management. Over the next 12 months the Company intends to hire a limited number of additional employees to work at both the administrative offices and the Black Mountain facility to meet the expected production increases of one to two tons of doré metal per day by December 31, 2000. See Part I, Item 2 - Management's Discussion and Analysis or Plan of Operation, Expected Significant Changes in Number of Employees.

     Technology and Processes

          The Company is developing its business operations to extract precious and noble metals from volcanic cinder ore. The Company uses a combination of (a) patented technology licensed from the Flahertys; (b) developed proprietary technologies; and (c) patented equipment licensed from the Flahertys with respect to the collider. The collider is proprietary equipment used at the Company's Black Mountain facility to break volcanic cinder ore into smaller particles in preparation for the smelting process. Standard mining industry methods are also used to process the volcanic cinder ore.

          Step 1:  Processing and Concentration of Ore

          The Company currently ships in volcanic cinder ore from Arizona to be processed at the Black Mountain facility. Broken up earth containing the volcanic cinder ore called "head ore" is further crushed into particles no greater in size than 3/8 of an inch.

          The processed head ore is then placed in the collider. The collider reduces the head ore into fine particulates. The ore is then concentrated. During concentration, the heavier complex amalgams (different metals chemically bound together) are separated from surrounding lighter and less valuable rock and clay particles.

Flow Diagram of Processing and Concentration Operations

Shipment of head ore to Black Mountain facility

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Crushing - break up head ore to minus 3/8"

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Processing - reduce to fine particles with the collider

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Concentration - proprietary processes where heavier amalgams are separated from lighter dirt and clays

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Ship to millsite - Concentrated ore is ready for smelting

          Step 2:  The Smelting Process

          The Company's Black Mountain facility presently uses three diesel-fired crucible furnaces for doré production. Doré metal consists of metals from which precious and noble metals can be extracted. Additionally, several smaller test blast furnaces for batch testing and an induction furnace for re-smelting and reclamation are used. Processed head ore or concentrated ore is mixed with fluxes pursuant to a proprietary formula or with collector metals. Fluxes are mixtures of different chemicals that are added before the smelting process. Collector metals, if used at all, are metals added to enhance the extraction of precious and noble metals. The mixture is then brought to the correct smelting temperature for a specific amount of time so the critical high-temperature chemical reactions will take place.

          After pouring off and separation of the slag material, the precious or noble metal doré is poured into bars for assay, sale, storage or ultimate refinery separation into gold, silver and platinum group metals using electro-refining and other chemical procedures.

          The Company believes all aspects of the smelting process are conducted in conformance with applicable environmental protection and safety standards. The Company believes that all of its smelting processes pose no hazard to air, ground or water systems.

Flow Diagram of Smelting Operations

Blending - add fluxes to ore

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Smelting - furnaced to produce molten metal

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Pour off slag - waste product; reclaim or recycle

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Pour doré metal - precious and noble metals are held for inventory or sale

          Step 3:  Precious and Noble Metals Refining Process

          Presently, the Company is developing and running pilot operations consisting of Step 1 (processing and concentration operations) and Step 2 (smelting operations). However, the Company currently intends to expand its operations within the next two years to include Step 3, the precious and noble metals refining process.

          Because of the Company's limited production levels, the Company does not sell its doré bars. The Company anticipates that as its production of doré bars increases, the Company will be able to sell its metals in the international precious and noble metals markets.

     Competitive Conditions

          Once the Company commences commercial production of its doré metal bars, it will compete with other larger, more established mining companies that mine and sell the same precious and noble metals. Presently, other than gold, only a small amount of the world's precious and noble metals supply is produced in the United States. Most of the Company's competition will come from Russia, South Africa and, to a lesser extent, Canada. With respect to domestic producers, the Company believes that Stillwater Mining Company in Montana is the only significant domestic producer of platinum and pallidum, but with reserves and technology significantly different from the Company. While the Company will compete with these companies in the market place, the Company believes they cannot duplicate the Company's processes to extract precious and noble metals from volcanic cinder ore. The Company believes that its ability to extract precious and noble metals from volcanic cinder ore will make it competitive with other mining companies that use traditional mining and refining processes. The Company believes that it can supply domestic consumers currently purchasing precious and noble metals from foreign producers and intends to direct its marketing and selling efforts toward such consumers.

     Sources and Availability of Raw Materials

          The Company targets cinder ore deposits from extinct volcanoes. The Company has the rights to ore deposits in Arizona and Nevada. At the Duke's Peak a/k/a Cooley's Knoll site alone the Company has the right to remove 3,125,550 tons of volcanic cinder ore. Based on current applications of the Company's processes, management estimates it would take approximately 40 years to deplete the ore reserves at this site.

          Thus, management believes that the Company's current supply of ore, which also includes cinder ore reserves other than Duke's Peak a/k/a Cooley's Knoll, is sufficient for its present and anticipated operations. See Part I, Item 3 - Description of Property.

     Proprietary Technology

          Presently, the Company's processes of extracting precious and noble metals from volcanic cinder ore is protected under a patent issued by the United States Patent and Trademark Office. The rights to use the patent were acquired by the Flahertys who subsequently granted non-exclusive use of those rights to the Company. Based on the license agreement, the Flahertys could grant another party the same rights to use the proprietary processes, although there are no present plans to do so.

          The collider used by the Company is also protected under a patent issued by the United States Patent and Trademark Office. The Flahertys were granted a license to build and use the collider. The Flahertys subsequently granted the Company the non-exclusive right to build and use the collider for its own purposes. Based on the license agreement, the Flahertys could grant another party the same rights to build and use the collider, although there are no present plans to do so.

     Government Approvals and Effect of Compliance

          The Company believes it holds or is in the process of obtaining all other business licenses and permits necessary to conduct its business as required by federal, state and local authorities. The Company estimates the cost of obtaining and complying with such governmental permits and licenses has been approximately $200,000 as of the date of this registration statement.

Item 2.     Management's Discussion and Analysis or Plan of Operation

     Plan of Operation Over the Next 12 Months

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          Since the Company's inception, the Flahertys, its principal stockholders, agreed to advance money, from time-to-time, to the Company to cover capital acquisitions and working capital requirements. This arrangement with the Flahertys was memoralized in December, 1999, when the Company and the Flahertys entered into an Advance Agreement (the "Advance Agreement"), as amended, setting forth the terms under which the Flahertys advanced sums to the Company. As a result, generally all of the Company's future plans are based on the Company's assumption that the Flahertys will continue to lend their financial support pursuant to the Advance Agreement. However, there is nothing in the Advance Agreement which requires the Flahertys to advance money to the Company. The Advance Agreement only sets forth the terms and conditions of such loans if so effected by the Flahertys.

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          Notwithstanding the foregoing, the Company currently plans over the next 12 months to direct its attention to resolving its dispute with the BLM. See Part II, Item 2 - Legal Proceedings. The Company made significant investments in infrastructure at the Black Mountain facility in anticipation of commercial production. While the dispute is pending, the Company does not wish to duplicate its millsite facility and/or transfer its equipment to private land, thereby abandoning its claim and making the action moot. For these reasons, the Company has increased production levels only modestly and remains on the millsite to protect its right to occupy the property until the matter is resolved by the administrative law judge. A hearing is expected soon, and the Company is vigorously defending its rights to occupy these public lands as permitted by the General Mining Law of 1872, as amended .

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          Assuming the Company prevails in this dispute, the Company believes that it has sufficient commitments from the Flahertys in connection with the Advance Agreement to provide cash for the next 12 months to modestly increase production levels at the Black Mountain facility sufficient for commercial production. Commercial production will allow the Company to sell modest quantities of its doré metal bars to refineries and commercial purchasers and generate revenues. For these reasons, the Company does not foresee any need to raise additional funds for the next 12 months. Even if the Company were required or decided to relocate its processing facilities and equipment to private land within the next 12 months, management believes that the Company has sufficient commitments from the Flahertys to allow the Company to successfully undertake this course of action. Thus, the Company does not anticipate a need to raise outside funding over the next 12 months.

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          The Company spent more money on its research and development activities during fiscal year 1999 than in fiscal year 1998 because during the 1999 fiscal year it received and began using its permit for the Black Mountain facility. Construction on the site was commenced and air quality facilities were built under an approved Authority To Construct and Authority To Operate Permit pursuant to a plan for compliance with the Clark County Health District and Federal Environmental Protection Agency regulations. The Company conducted substantial testing of its proprietary processing procedures, renovated and upgraded its equipment and capacity to increase efficient ore processing, constructed infrastructure for post-processing activities and hired staff for training and for double shift operations once technical issues with the two large furnaces were resolved. In anticipation of transitioning to commercial production in 2000, the Company increased its capacity to efficiently produce a higher grade ore processing circuit and begin base metal separation services. In addition to the construction of the Black Mountain facility, the Company incurred expenses associated with moving its executive and administrative offices to Las Vegas, Nevada. The Company incurred additional cash outlays as a result of purchasing office furniture, equipment and other furnishings, in addition to expenses associated with staffing the new office.

          Further, the cost of operational compliance and regulatory, legal and accounting expenses associated with documenting its proprietary rights also account for a portion of increased research and development expenditures for the 1999 fiscal year.

          The Company is aware that the transition from an essentially research and development operation into a sustainable commercial production operation could be a difficult and potentially expensive effort, and could be expected to present barriers to both attracting skilled executive management and technical manpower. The Company has attempted to facilitate that transition by scaling up the size, scope and capability of its Black Mountain facility over the past nine months. Further, the Company has acquired three new furnaces, moved the pilot plant equipment offline, experimented with ore responsiveness to various formulas and temperatures and expanded its onsite capability in utilizing and maintaining chemical technical processes and facilities. Management believes that modest commercial production levels are possible at its existing facilities without substantial additional expense. During the nine months ended March  31, 2000, the Company experienced a decrease in research and development expenses as a result of the success of the Company's construction and pilot production efforts. During that period, only fine tuning of the ore processing procedures was required. Additionally, two of the larger furnaces were replaced with smaller efficient units. Management does not anticipate the need for additional new equipment during the next 12 months. It is always possible that refinements in technology may offer the

Company the opportunity to replace existing equipment with newer, more efficient models, thus management reserves the right to make such replacements or acquisitions over the next 12 months. However, the Company presently has no plans to do so.

          The Company does not anticipate any future substantial research and development expenditures because, as discussed above, it has completed its substantial research and development activities related to its extraction processes, proprietary technology, equipment, formulas and training protocols. However, the Company could choose to seek and/or accept an opportunity to sell a forward contract of its products on terms which offer pre-payment credit facilities over the next 12 months. This type of sale transaction, although generating revenues, could require the Company to conduct further research and development to meet the specific customer need. However, the Company has no plans to enter into this type of transaction in the near future.

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          The Company expects to commence commercial operations on the conclusion of the pending BLM administrative action concerning the Black Mountain facility. As previously stated, should the Company not be successful in retaining its right to occupy the BLM land on which the Black Mountain facility is located, the Company will have to relocate its facilities and equipment to private land within the next 12 months. In this regard, the Company has engaged a real estate broker familiar with its operations to search for potential land that the Company could lease or purchase. A relocation of the facilities and equipment would require the Company to shut down its operations, in phases, breakdown the equipment and move it to be re-assembled at the new location. It is possible to relocate in such a manner that limited production could be performed and maintained on the two sites until the entire facility has been relocated. The costs of relocating would be unknown until a new site is located and the existing infrastructure and facilities are assessed for compliance with air quality, environmental, traffic and safety standards, regulations and conditions. As previously stated, management believes that very little additional capital would be required to convert the Black Mountain facility from its current pilot operations to commercial production. In the event, however, such a move is required, the Flahertys have pledged their continued financial support to fund these additional expenditures. However, there is no assurance that the Flahertys will not change their minds, in which case the Company would be required to seek other sources of financing to fund any relocation of its facilities. There is no assurance that if required to do so the Company would be able to secure other sources of financing on terms acceptable to the Company.

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     Financing and Liquidity

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          During its research and development efforts, the Company has not relied on or used traditional outside sources of financing to fund its current operations or to develop its proprietary technology and processes. The Company has received substantial funding from the Flahertys, its principal stockholders, who continue to advance funds pursuant to the Advance Agreement to further the research and development activities, exchanging those cash advances for capital stock. The Company, therefore, has not been required to borrow from banks or other traditional financial or capital sources. While the Flahertys continue to promise their financial support during the transition into commercial production, there is no assurance that such financial support will continue, or that the Company may not find it desirable to seek funding from more traditional financial and capital sources, or that the Company may move to raise additional debt or equity capital to finance its transition into commercial exploitation of its technology. There is no assurance that, if the Flahertys should terminate the Advance Agreement and thereby terminate their financial support, the Company will be able to borrow from traditional institutional financial sources on acceptable terms or raise debt or equity capital. In such event, the Company may have to suspend operations, sell its technology, or seek a merger, combination or other strategic alternative.

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          Notwithstanding the above, the Company does not anticipate a need to raise additional capital from outside sources to support its operations during the next 12 months in reliance on the Advance Agreement. As of the fiscal year ended June 30, 1999, the Company had cash of $89,629 and inventories of $105,106 after increasing its plant and facilities in anticipation of substantial completion of its research and development phase. As of the nine months ended March 31, 2000, the Company had a zero cash balance and inventories of $101,053. Over the next 12 months, management believes that the Company will require additional funding from the Flahertys to cover operating expenses, including without limitation, payroll, overhead, modest capital expenditures, repairs and replacement parts, supplies, compliance and professional services, taxes and permit fees in an amount between $800,000 to $1,000,000, excluding any payments made in respect of the default judgment currently pending against the Company. See Part I, Item 2 - Management's Discussion and Analysis or Plan of Operation, Risk Factors and Part II, Item 2 - Legal Proceedings. If the Company sees an opportunity to capture and exploit an attractive source of capital for future financing of its commercial production, or to prepare for faster growth and exploitation of its technology through expansion of its existing facilities, then it is possible that the Company will pursue such opportunity.

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     Expected Significant Changes in Number of Employees

          The Company expects to increase its number of employees gradually over the next 12 months. While the proceeding concerning the Black Mountain facility is pending, the Company will maintain its personnel at current levels. Thereafter, the Company expects to add key senior management to support the administrative and marketing infrastructure and to plan, control and grow the business. The Company anticipates employing two people within the next 12 months, specifically a chief financial officer and chief technical manager. In addition, the Company is preparing to add chemical and technical personnel to assist in the commercial application of the Company's technology. However, there is no assurance that the Company will be able to actually find and hire qualified people to fill these positions within the next 12 months.

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     Ability to Continue as a Going Concern

          In its report dated November 19, 1999, the Company's independent auditors stated that the fact that the Company's ability to commence operations is dependent on (i) the successful completion of its research and development and (ii) continued advances from the Flahertys or other financing or capital investments, raises substantial doubt as to the Company's ability to continue as a going concern.

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RISK FACTORS

     Limited Operating History

          The Company has been operating under its current management since June 1993. Since that time, the Company has engaged in limited business operations mostly consisting of the research, development and acquisition of technologies and equipment necessary for the extraction of precious and noble metals from volcanic cinder ore. Presently, the Company still expends a substantial amount of its resources acquiring and developing equipment and technology for its business operations, and has been operating at a loss since the commencement of its present activities. There is no assurance that the Company will be able to generate the revenues necessary to be profitable or that the Company will be successful if forced to seek additional funds to further develop or sustain its current limited business operations.

     Proprietary Technology May Ultimately Prove Ineffective or Unfeasible

          The Company has been granted a license to use proprietary processes and equipment to process and concentrate volcanic cinder ore to extract precious and noble metals. Similar attempts have been made by others in the geological, geophysical and/or other related fields with limited success. The Company has successfully extracted precious and noble metals in test runs at the Black Mountain facility. However, these test runs produced a relatively small amount of metal. Further, the processes used on different reserves of volcanic cinder ore are different each time depending on the mineral make-up of the deposit. This lack of consistency could result in the Company's actual costs of production exceeding those anticipated. There is no assurance that the Company will be able to consistently duplicate the results of the test runs on a continuous basis in a commercially or economically feasible manner. In addition, the special equipment licensed to and used by the Company could prove costly to maintain or prove unreliable when used on a continuous basis in a commercial setting.

     No Revenues from Operations

          Despite the experience and efforts of the directors and officers of the Company, the Company remains in the development stage and therefore has not been profitable since the commencement of its present business activities in June 1993. There is no assurance that the Company will generate revenues in the future, or that such revenues, if generated, will be sufficient to permit the Company to be successful, to expand or to continue operations.

     Potential Adverse Determination Regarding the Black Mountain Facility

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         In September 1999, the BLM served upon the Company a Complaint for Contest of Mining Claims concerning the Company's right to occupy the land on which the Black Mountain facility is located. See Part II, Item 2 - Legal Proceedings. The Company filed its Answer with the BLM and the matter was forwarded to an administrative law judge. This matter is currently pending before an administrative law judge and a hearing is presently scheduled for September 12, 2000.

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          There is no monetary amount in question. However, a determination against the Company could have a material adverse effect on the Company's operations. If the Company is enjoined from operating on the BLM property, the Company will be forced to seek out and develop another property for its milling and smelting activities. There is no assurance that the Company would be able to locate such a facility in a timely fashion or on terms favorable to the Company. There is no assurance that the Company will have sufficient resources to obtain or construct another processing facility, although the Flahertys have pledged their support in this regard. In such event, the Company would experience significant production delays and incur substantial set up costs. The Company has been advised that an appeal of any adverse determination could take up to two years before it is resolved.

     Substantial Default Judgment Pending Against the Company

          In February 1999, the United States District Court for the Western District of Tennessee entered a default judgment against the Company for damages plus interest in the total amount of $597,913. In November 1999, the court entered an Order of Judgment against the Company in the amount of $609,912. See Part II, Item 2 - Legal Proceedings. The Company anticipates that the judgment will be reversed and the Company is vigorously pursuing such reversal through the appellate process. In the event the Company's appeals are unsuccessful, the Company will be required to pay the judgment. If so required, there is no assurance that the Company will have sufficient funds to cover the entire amount, although the Flahertys have pledged their support to the Company in this regard. If the judgment remains unpaid for any reason, any future proceeds from the sale of the Company's doré metal bars or other assets could be attached or the Company's equipment could be levied to satisfy the judgment.

     Inability to Compete with Larger Mining Companies

          While the Company's management believes that the processes used by the Company to extract precious and noble metals from volcanic cinder ore are unique to the Company, the Company nonetheless faces competition in the precious and noble metals market from large, established mining companies having substantial capabilities and greater financial and technical resources than the Company. There is no assurance that the Company will be able to compete with these larger mining companies with respect to the cost and pricing of the end product, to acquire future properties on terms acceptable to the Company or to recruit or retain qualified employees.

     Lack of Market Acceptance of Product and Technology

          The Company believes that there is a resistance to the Company's product as a result of the general industry belief that it is extremely difficult and economically unfeasible to extract precious and noble metals from volcanic cinder ore. Companies in the past have attempted to extract precious and noble metals from volcanic cinder ore with poor results. The Company uses a combination of traditional extracting principles and methods with its own proprietary processes and equipment. Notwithstanding the Company's success in its test and pilot production runs, there may be an industry backlash to this type of precious and noble metals extraction process. As a result of this industry perception, there is no assurance that the Company will be able to recruit and retain qualified employees, obtain additional financing if needed, or obtain and retain required governmental permits or licenses.

     Potential Inaccuracy of Cinder Ore Reserves and/or Assay Reports

          The Company's cinder ore reserves and assay reports estimating the presence and amounts of precious and noble metals are based on tests and reports conducted by independent geologists and assayers hired by the Company. These estimates may be imprecise as they depend on geological interpretation and statistical inferences drawn from procedures which may prove to be unreliable. There is no assurance that the cinder ore reserve figures or the precious and noble metals estimates on which the Company relies will be accurate.

     Termination of License of Proprietary Process or Technology

          The Company uses a proprietary process and the collider, both of which are protected under a patent. See Part I, Item 1 - Description of Business. The Company does not own these patents, rather it was granted the right to use them under license agreements which are non-exclusive. Termination of the licenses would have a material adverse effect on the Company's operations.

     Uncertainties and Delays Associated with Required Governmental Approvals

          Obtaining the necessary government permits is a complex and time-consuming process involving numerous federal, state and local agencies. The duration and success of each permitting effort is contingent on many variables not within the Company's control. Notwithstanding the Company's good faith expectations, there is no assurance that any government permit or approval will be issued when anticipated or without conditions that may have a material adverse effect on the project. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with existing standards, laws and regulations which may entail unexpected costs and delays depending on the nature of the activity to be permitted and the interpretation of the regulations implemented by the permitting authority. Substantial delays in obtaining, or failing to obtain, certain government permits or approvals with burdensome conditions could have a material adverse effect on the Company's operations.

     Cost of Compliance With and Possible Liability Under Environmental Laws

          The Company is required to comply with numerous environmental laws and regulations imposed by federal and state authorities. At the federal level, legislation such as the Clean Water Act, the Clean Air Act, the Federal Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the National Environmental Policy Act impose effluent and waste standards, performance standards, air quality and emissions standards and other design or operational requirements for various components of mineral processing.

          Many states, including the State of Nevada, have also adopted regulations that establish design, operation, monitoring and closing requirements for mining operations. Under these regulations, mining companies are required to provide a reclamation plan and financial assurance to insure that the reclamation plan is implemented on completion of mining operations. Additionally, Nevada and other states require mining operations to obtain and comply with environmental permits, including permits regarding air emissions and the protection of surface water and ground water.

          The Company's compliance with federal and state environmental laws may necessitate significant capital outlays or delays, may have a material adverse effect on the economics of a given property or may cause material changes or delays in the Company's intended development and production activities. Further, new or different environmental standards imposed by governmental authorities in the future could have a material adverse effect on the Company's business operations. The Company could be jointly and severally liable with current or prior property owners for the treatment, cleanup, remediation and/or removal of substances discovered at or on any of the Company's properties which are deemed by the federal and/or state and local governments to be toxic or hazardous. Although the Company believes that it does not use any such hazardous substances in its operations, all reasonable and practicable safeguards are used to prevent any liability under applicable laws relating to hazardous substances. The Company, as it is engaged in mineral processing, is inherently subject to substantial risk that environmental remediation will be required.

     Failure to Comply with Regulations of MSHA Resulting in Fines or Loss of Permit

          The Mining Safety and Health Administration ("MSHA") is the main regulatory agency overseeing health and safety issues in connection with mining and milling operations. Presently the Company holds a permit issued by MSHA. MSHA requires that, among other safety standards, certain designated employees complete safety training. All of the Company's employees who work at the Black Mountain facility have completed the required training. Although the Company believes that it is in compliance with all applicable MSHA standards or requirements, violations could result in substantial fines or even the loss of the MSHA permit. Either penalty could have a material adverse effect on the Company's operations.

     Lack of Funding for Projects

          The Company's operations require a substantial amount of capital prior to and during the actual production of the doré metal. Such capital requirements relate to the costs of, among other things, research and development activities, obtaining government permits and complying with bonding requirements established by various regulatory agencies regarding the future remediation and reclamation activities for the Company's property. While the Company anticipates that many of its costs of operations will be less than traditional methods of mining precious and noble metals, there is no assurance that the Company will have sufficient funds to finance its operations.

     Volatility of the Price of Precious and Noble Metals

          While the Company considers itself a high technology metals processing and smelting company, as opposed to a traditional mining company, the profitability of the Company's future operations will be affected by the market prices of gold, silver and the platinum group metals. The price of gold, for example, is currently at depressed levels; however, the prices of platinum group metals have risen in recent years. Prices for precious and noble metals can fluctuate widely and are affected by numerous factors beyond the Company's control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events and production costs in major gold, precious and noble metals producing regions such as South Africa and the former Soviet Union. In addition, the price of precious and noble metals is occasionally subject to rapid short-term changes because of speculative activities. There is no assurance that the market prices of precious and noble metals will be sufficient in the future to cover the Company's operating costs and sustain production.

     Uncertainty Related to the Effects of Proposed Legislation for Mining Claims

          During the past several years, the United States Congress considered a number of proposed amendments to the General Mining Law of 1872, as amended (the "General Mining Law"), which governs mining claims and related activities on federal lands. In 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. Beginning in October 1994, a moratorium on the processing of new patent applications was approved. In addition, a variety of legislation is now pending before the United States Congress to amend further the General Mining Law. The proposed legislation would, among other things, change the current patenting procedures, limit the rights obtained in a patent, impose royalties on unpatented claims and enact new reclamation, environmental controls and restoration requirements. The royalty proposals range from a two percent royalty on "net profits" from mining claims to an eight percent royalty on modified gross income/net smelter returns. The extent of any such changes that may be enacted is not presently known and the potential impact on the Company as a result of future congressional action is difficult to predict. If enacted, the proposed legislation could adversely affect the economics of developing and of operating mines on the federal unpatented mining claims held by the Company. A substantial amount of the Company's properties consist of unpatented mining claims and the Black Mountain facility is on federal land. See Part I, Item 3 - Description of Property. The Company's operations could therefore be materially and adversely affected by passage of any or all parts of the proposed legislation.

     Uncertainty of Title of Mining Claims Resulting in Loss of Right to Possess Property

          The Company's mining claims and millsite claims are subject to the claims procedures established by the General Mining Law. See Part I, Item 3 - Description of Property. Under this law, if a claimant complies with the statute and the regulations for the location of a mining claim or millsite claim, the claimant obtains a valid possessory right to the land or the minerals contained therein. To preserve an otherwise valid claim, the claimant must also make certain additional filings with the county in which the land or mineral is situated and the BLM, and pay an annual holding fee of $100 per claim. If a claimant fails to make the annual holding payment or make the required filings, the mining claim or millsite claim is void or voidable.

          Because mining claims and millsite claims are self-initiated and self-maintained rights, they are subject to unique vulnerabilities not associated with other types of property interests. It is difficult to ascertain the validity of unpatented mining claims or millsite claims from public property records and, therefore, it is difficult to confirm that a claimant has followed all of the requisite steps for the initiation and maintenance of a claim. The General Mining Law requires the discovery of a valuable mineral on each mining claim in order for such claim to be valid, and mining claims may be challenged by rival mining claimants and the United States. Under judicial interpretations of the rule of discovery, the mining claimant has the burden of proving that the mineral found is of such quality and quantity as to justify further development, and that the deposit is of such value that it can be mined, removed and disposed of at a profit. The burden of showing that there is a present profitable market applies not only to the time when the claim was located, but also to the time when such claim's validity is challenged. It is therefore conceivable that, during times of falling metal prices, claims which were valid when they were located could become invalid if challenged.

          Title to unpatented claims and other mining properties in the western United States typically involves certain other inherent risks due to the frequently ambiguous conveyance history of those properties, as well as the frequently ambiguous or imprecise language of mining leases, agreements and royalty obligations. No generally applicable title insurance is available for mining or millsite claims. As a result, the Company's right to possess its properties may be subject to challenge. In addition to the general risks and uncertainties associated with mining claims and millsite claims, the Company's millsite operating permit at the Black Mountain facility is also at risk of being revoked. See Part II, Item 2 - Legal Proceedings.

     Risks Associated with Insufficient Insurance Coverage

          The Company's operations are subject to all of the operating hazards and risks normally incident to exploring and developing mineral properties and operating a millsite, such as unusual or unexpected geological formations, environmental pollution, personal injuries, flooding, changes in technology or mining techniques, periodic interruptions because of inclement weather and industrial accidents. Although the Company currently maintains commercial insurance within ranges of coverage consistent with industry practice to ameliorate some of these risks, there is no assurance that such insurance will continue to be available at economically feasible rates, or that the Company's insurance is adequate to cover the risks and potential liabilities associated with exploring, owning and operating its properties. Insurance against environmental risks is not generally available to the Company or to other companies in the mining industry.

     Reliance on Current Directors and Officers

          The Company is wholly dependent, at present, on the personal efforts, know-how and abilities of its directors and officers. The loss of either of its directors or officers could have a material adverse effect on the Company's operations. Presently, the Company does not maintain key-man life insurance policies on its directors and officers. Further, the development of the proprietary processes used by the Company in connection with the extraction and processing of precious and noble metals from volcanic cinder ore was developed by, and is now licensed from, the Company's directors and officers. The resignation or removal of the directors and officers and their subsequent refusal to license such proprietary information would have a material adverse effect on the Company's operations. While the Company has no intention of altering the current relationship it has with its directors and officers, there is no assurance that the Company will be able to retain their services.

     Issuance of Preferred Stock Without Stockholder Approval

          The Company's articles of incorporation authorize the issuance of "blank check" preferred stock with such designations, rights, preferences and limitations as determined by the Company's board of directors (the "Board"). Accordingly, the Board is empowered, without prior approval by the holders of the Company's common stock, to issue shares of preferred stock with dividend, liquidation, redemption, conversion, voting or other rights equal or superior to the rights of the holders of the Company's common stock. If issued, preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company may also issue preferred stock as a way to raise additional capital. Notwithstanding the Board's authority, the Company has no current plans to issue any of its preferred stock.

     Dilution Associated with Future Acquisitions

          The Company periodically considers the acquisition of mining claims, properties and businesses. In connection with any such future acquisitions, the Company could incur indebtedness or issue equity securities resulting in dilution of the percentage ownership of existing stockholders. The Company intends to seek stockholder approval for any such acquisitions only to the extent required by applicable law, regulations or stock market listing rules and requirements. The Company is not contemplating any such acquisitions for the near future.

Item 3.     Description of Property

     Millsite

          The Company conducts its milling and smelting operations at the Black Mountain facility on the seven mile marker located at 1088 East Cottonwood Cove Road, between Searchlight and Cottonwood Cove, Lake Mojave, Nevada.

          The real property underpinning and surrounding the Black Mountain facility is owned by the BLM. The right to occupy the millsite was conveyed to both Robert F. & Diana L. Flaherty, Inc. and the Company. The Flahertys are the sole stockholders of Robert F. & Diana L. Flaherty, Inc. The Company has filed notice with the BLM with respect to its intent to occupy and use the site. Presently, there is an administrative action pending with respect to this property. See Part II, Item 2 - Legal Proceedings.

          The Black Mountain facility uses the collider to further reduce the size of the volcanic cinder ore before smelting. See Part I, Item 1 - Description of Business. The Black Mountain facility uses three diesel-fired crucible furnaces for doré production, smaller blast test furnaces for batch testing and one induction furnace for re-melting. The collider and the other equipment used at the Black Mountain facility are generally not more than three years old. The Black Mountain facility is powered by electricity supplied by Nevada Power Company and also has auxiliary generator power. The Black Mountain facility has its own well for water.

     Mining Sites

          The Company obtains its volcanic cinder ore by contracting with a third-party for its shipment to the Black Mountain facility where it is processed. The following is a description of the Company's mining claims in Arizona and Nevada.

               Dukes Peak a/k/a Cooley's Knoll, Navajo County, Arizona - The Company has the right to remove up to approximately 3,125,550 tons of volcanic cinder ore located on certain real property in

Arizona. The Flahertys own the recorded mineral deed pertaining to this property. This property can be accessed by a paved road from Arizona State Route 60. There is no time limitation on the Company's right to remove ore from this site.

               First Knoll #1 and First Knoll #2, Navajo County, Arizona - The Company has the right to enter onto and remove volcanic cinder ore on 320 acres of certain real property also in Arizona. The property is BLM land. The right to occupy the federal lands was conveyed to the Flahertys. The Flahertys assigned all of their rights in this real property to the Company. The Company has filed notice with the BLM with respect to its intent to occupy and use this site, which must be filed on a yearly basis. This property can be accessed by a paved access road from Arizona State Route 60. Presently, the Company does not remove any volcanic cinder ore nor does it have any contracts for the shipment of volcanic cinder ore from this location.

               Nevada Mining Sites, Clark County, Nevada - The Company has the right to conduct mining operations on the BLM land which surrounds the Company's Black Mountain facility. The right to occupy the federal lands was conveyed to Robert F. & Diana L. Flaherty, Inc. Subsequently, the Company filed notice with the BLM with respect to the mining sites, which must be filed on a yearly basis. Presently, the Company has conducted only preliminary sampling and assaying of the property.

Item 4.     Security Ownership of Certain Beneficial Owners and Management

          The following table sets forth the information as of May 9, 2000 with respect to each person known to the Company to be the beneficial owner of more than five percent of any class of the Company's common stock, each director of the Company and all directors and officers of the Company as a group. Beneficial ownership includes securities to which a person has sole or shared voting or investment power in any shares or shares to which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[3]
Common Stock	Diana L. Flaherty[1] 801 S. Rampart Blvd., #178 Las Vegas, Nevada 89127	85,407,012	46.73%
Common Stock	Robert F. Flaherty[1] 801 S. Rampart Blvd., #178 Las Vegas, Nevada 89127	22,763,007	12.46%
Common Stock	Robert F. & Diana L. Flaherty, Inc.[2] 801 S. Rampart Blvd., #178 Las Vegas, Nevada 89127	782,594	0.43%
Common Stock	Dynasty Corporation of Nevada, Inc.[2] 801 S. Rampart Blvd., #178 Las Vegas, Nevada 89127	1,533,762	0.84%
Common Stock	Total of all Shares Beneficially Owned by Officers and Directors (as a group)	110,486,375	60.46%

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1Director and officer of the Company
2Robert F. Flaherty and Diana L. Flaherty, husband and wife, are the sole stockholders of the listed corporation.
3Based on 182,746,168 shares of common stock outstanding as of May 9, 2000.

          There are no arrangements presently known to the Company that could result in a change in control of the Company.

Item 5.     Directors, Executive Officers, Promoters and Control Persons

          The following table sets forth the name, age and position of each director and officer of the Company as of the date hereof.

Name	Age	Positions Held	Year of Appointment
Diana L. Flaherty1	51	Chairperson of the Board, Secretary and Treasurer	1993
Robert F. Flaherty1	65	Director and President	1995

__________
1Robert F. Flaherty and Diana L. Flaherty are husband and wife.

          All directors hold office until the next annual meeting of the stockholders and until their successors are elected and qualified. There are no agreements with respect to the election of directors. Officers of the Company are appointed by the Board and serve at the will and pleasure of the Board. Set forth below is certain biographical information regarding the Company's directors and officers:

          Diana L. Flaherty is the Chairperson of the Board of Directors, Secretary and Treasurer of the Company. She has served the Company in an official capacity since June 1993 and since that time substantially all of her time and efforts have been directed toward the development of the Company. Ms. Flaherty directs the business operations of the Company, overseeing the performance of the Company's management team and evaluating the effectiveness of the Company's proprietary processes. Ms. Flaherty's responsibilities also involve arranging for private and institutional project financing and providing direction for short and long-term Company planning.

          Robert F. Flaherty is a director and President of the Company. He has served the Company in an official capacity since February 1995 and since that time substantially all of his time and efforts have been directed toward the development of the Company. Oversight of the Company's production operations is one of Mr. Flaherty's primary responsibilities. Mr. Flaherty also handles recruiting and hiring of the Company's management team and consultants necessary to expand operations from pilot to commercial production. Mr. Flaherty designed and coordinated the construction of the Company's Black Mountain facility, and is instrumental in the application of advanced gold and platinum group metals research and refining technology.

     Permanent Injunction

          In February 1998, a Judgment of Permanent Injunction and Other Relief was entered in the United States District Court, Central District of California, Western Division against the Company and Mr. Flaherty, enjoining each of them from violating Section 17(a) of the Securities Act of 1933, as amended, Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 10b-5 thereunder, and enjoining Mr. Flaherty from future violations of Section 15(a)(1) of the Exchange Act. The injunction was sought by the U.S. Securities and Exchange Commission (the "SEC") as a result of allegations that the Company and Mr.  Flaherty made material misrepresentations to investors and that funds raised were used personally by Mr. Flaherty. The Company and Mr. Flaherty consented to the permanent injunction without admitting or denying the allegations.

          In May 1998, the court entered a Final Judgment of Disgorgement against the Company and Mr. Flaherty. In that order, the court ordered that neither the Company nor Mr. Flaherty would be required to pay a disgorgement amount, subject to the accuracy of the representations made by the Company and Mr. Flaherty regarding amounts spent for Company expenditures. The court retained jurisdiction to order disgorgement in the event such representations are false, misleading, inaccurate or incomplete; but to date no additional actions have been brought by the SEC against the Company or Mr. Flaherty.

Item 6.     Executive Compensation

          The Company has not paid compensation to its directors and officers for the fiscal years ended June 30, 1997, 1998 or for the nine months ended March 31, 2000. There are no employment contracts between the Company and any of its directors or officers. There are no compensatory plans or arrangements of any kind, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company. In addition, the Company is not obligated to pay royalties to the Flahertys on any mineral rights or proprietary rights assigned to the Company.

Item 7.     Certain Relationships and Related Transactions

          During the fiscal years ended June 30, 1998 and 1999, the Company entered into a series of loan transactions with Robert F. & Diana L. Flaherty, Inc. The aggregate principal amount of the loans for those years was $2,888,179, which amount the Company agreed to repay at the interest rate of six percent per annum. The Flahertys are the beneficial owners of 60.46% of the Company's outstanding common stock and are the sole stockholders of Robert F. & Diana L. Flaherty, Inc. See Part I, Item 4 - Security Ownership of Certain Beneficial Owners and Management. Subsequently, the Company issued common stock to Robert F. & Diana L. Flaherty, Inc. to cancel the debt. See Part II, Item 4 - Recent Sales of Unregistered Securities.

          In November 1999, the Company issued an aggregate of 55,000,000 shares of common stock to Robert F. & Diana L. Flaherty, Inc., an entity owned and controlled by the Flahertys. However, this issuance was made in error. The Flahertys intended to pledge shares of the Company's common stock issued to Robert F. & Diana L. Flaherty, Inc. as consideration for a contract for the right to purchase metals and/or concentrates. The Company was not a party to the contract and the rights to be acquired were to run to the Flahertys. Upon realizing the error in February 2000, the Company rescinded the resolutions authorizing the issuance. The 55,000,000 shares of common stock issued to Robert F. & Diana L. Flaherty, Inc. were surrendered by the Flahertys to the Company and cancelled. See Part II, Item 4 - Recent Sales of Unregistered Securities. Although it is contemplated that the Flahertys could assign all or a portion of their rights to purchase metals or concentrates under the contracts to the Company, presently there are no such plans.

Item 8.     Description of Securities

          The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $.0001, and 30,000,000 shares of preferred stock, par value $.01. As of May 9, 2000, there were 182,746,168 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

     Common Shares

          The holders of common stock are entitled to receive notice of and attend any meeting of the stockholders of the Company and are entitled to one vote for each share held (except at meetings at which only the holders of another class of shares are entitled to vote). The directors may from time to time declare a dividend and the Company shall pay the dividend out of Company funds legally available for the payment of the dividend. Such dividend is subject to the rights, privileges, restrictions and conditions of any preferred stock of the Company. The holders of the common stock are entitled to share equally in the distribution of the assets of the Company in the event of liquidation, dissolution or winding-up of the Company or on any distribution of the assets of the Company among its stockholders, subject to the rights, privileges, restrictions and conditions of any outstanding preferred stock. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares.

          Holders of common stock do not have cumulative voting rights which means that the holders of more than 50% of the common stock (the voting shares) voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors.

     Preferred Shares

          Preferred stock may be issued from time to time in one or more series. The Board, without stockholder action, has the authority to: (a) designate in whole or in part, the preferences, limitations and relative rights of any class of shares before the issuance of any shares of that class; (b) create one or more series within a class of shares, fix the number of shares of each series, and designate, in whole or in part, the preferences, limitations and relative rights of the series, all before the issuance of any shares of that series; (c) alter or revoke the preferences, limitations and relative rights granted to or imposed on any wholly unissued class of shares or any wholly unissued series of any class of shares; or (d) increase or decrease the number of shares constituting any series, the number of shares of which was originally fixed by the Board, either before or after the issuance of shares of the series; provided that the number may not be decreased below the number of shares of the series then outstanding, or increased above the total number of authorized shares of the applicable class of shares available for designation as part of the series. The allocation among the series of each class of unlimited voting rights and the right to receive the net assets of the Company on dissolution, shall be designated by the Board. Shares of any class of preferred stock may be issued, without stockholder action, in one or more series as may from time to time be determined by the Board. The preferred stock ranks prior to the common stock with respect to distributions in the event of liquidation, dissolution or winding-up of the Company.

     Transfer Agent and Registrar

          The Transfer Agent and Registrar for the Company's common stock is Securities Transfer Corporation, Dallas, Texas.

PART II

Item 1.     Market Price of and Dividends on the Registrant's Common Equity and Other
                 Stockholder Matters

          The Company's common stock is trading over-the-counter under the trading symbol: PMTU. Prior to March 9, 2000, the Company's common stock was listed for trading on the OTC BB. The trading market is limited and sporadic and should not be deemed to constitute an established trading market.

          The following table sets forth the high and low closing sales prices for the Company's common stock for each quarter since July 1, 1997 as quoted on the OTC BB during the periods indicated. The quotations reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions. The information set forth below was provided by Datek and Bloomberg Financial Services.

Fiscal Year and Quarter	High Closing	Low Closing
FISCAL YEAR ENDED June 30, 1998:
First Quarter	1.00	0.13
Second Quarter	1.38	0.63
Third Quarter	2.00	1.00
Fourth Quarter	1.75	0.75
FISCAL YEAR ENDED June 30, 1999:
First Quarter	1.00	0.94
Second Quarter	0.38	0.27
Third Quarter	0.38	0.27
Fourth Quarter	0.38	0.27
FISCAL YEAR ENDED June 30, 2000:
First Quarter	0.65	0.25
Second Quarter	1.50	0.28
Third Quarter	1.13	0.66

          As of May 9, 2000, there were 448 stockholders of record and 182,746,168 shares of the Company's common stock outstanding.

     Dividend Policy

          The Company has never paid dividends on its common stock and does not anticipate paying dividends on its common stock in the foreseeable future. It is the present policy of the Board to retain all earnings in order to provide for the future growth of the Company. The payment of dividends on the common stock in the future will depend on the results of operations, financial condition, capital expenditure plans and other cash obligations of the Company and will be at the sole discretion of the Board.

Item 2.     Legal Proceedings

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          United States of America v. Phoenix Metals U.S.A. II, Inc. In September 1999, the BLM served on the Company a Complaint for Contest of Mining Claims. In September 1999, the Company filed its answer. The matter was forwarded to and is pending before an administrative law judge. A hearing is presently schedule for September 12, 2000.

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          This action relates to the Company's use of the Black Mountain facility which is located on BLM property. The BLM asserts that the Company's use and occupancy of the Black Mountain facility does not meet the qualifications set forth in the Department of the Interior Regulations. Specifically, the BLM alleges that the Company is not processing a locatable, valuable mineral in its reduction efforts. This allegation results from an assay by the BLM of a sample of volcanic cinder ore taken from one ore pile on the property. The BLM alleges that the sample taken did not contain sufficient amounts of valuable minerals to justify the potential damage to the property. The Company disputes the allegations made by the BLM under both federal and state regulations.

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          There is no monetary amount in question. A determination against the Company or its right to conduct its operations at the Black Mountain facility could possibly have a material adverse effect on the Company. If the Company does not prevail it could be enjoined from conducting its operations on the BLM property. See Item 2, Part I - Management's Discussion and Analysis or Plan of Operation. There is an appeal process the Company could consider in the event it is unsuccessful but it takes one to two years.

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          Ralph C. Gustin, III v. Thornton Duard Barnes, a/k/a T.D. Barnes; Doris Barnes; Geneva Minerals, Inc.; Phoenix Metals U.S.A. II, Inc; Robert F. Flaherty; and Diana Lee Flaherty, consolidated with Robert F. & Diana L. Flaherty, Inc.; Phoenix Metals U.S.A. II, Inc.; Robert F. Flaherty; and Diana Flaherty v. Thornton D. Barnes and Doris W. Barnes; and Geneva Minerals, Inc. Following an August 1999 trial in the District Court for Clark County, a judgment was entered on December 9, 1999. According to the decision, Barnes and Geneva Minerals, Inc. were awarded a total of $216,000, offset by an award to the Company, the Flahertys and Robert F. & Diana L. Flaherty, Inc. in the total amount of $179,000, plus statutory interest. The Company, the Flahertys and Robert F. & Diana L. Flaherty, Inc. were awarded judgment against Mr. Gustin in the amount of $33,000. Although the Flahertys, Robert F. & Diana L. Flaherty, Inc. and the Company were named in the action, and subsequently the final order of judgment, any damage awards remaining in the escrow account will go to the Company. Presently, no funds as a result of this action have been released from escrow or otherwise received by the Company.

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          Post-judgment motions were filed by the Barnes' and Gustin which were denied. Thereafter, on February 23, 2000, Barnes filed a notice of appeal and also filed a motion for stay pending the appeal. Additionally, Gustin filed a notice of appeal on February 23, 2000. Each motion appeals various aspects of the above-referenced decision and awards of the trial court. On April 17, 2000, the court entered Barnes' motion for stay pending appeal.

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          Presently, no decisions have been rendered with respect to the appeals or subsequent motions filed by the parties. Management believes that the motions of Gustin and Barnes are without merit and does not believe that any of the appeals will change the ultimate decision rendered by the trial court.

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          900 Capital Services, Inc. v. Phoenix Metals U.S.A. II, Inc., et al. In April 1997, a lawsuit (the "Lawsuit") was filed against the Company and others by 900 Capital Services, Inc. ("Plaintiff") in the United States District Court for the Northern District of California.

          The Lawsuit was thereafter transferred to the United States District Court in Memphis, Tennessee, pursuant to an order of November 7, 1997, by the United States District Court for the Northern District of California granting defendant's motion to dismiss for improper venue or in the alternative to transfer for improper venue.

          Following the transfer of the Lawsuit, Plaintiff filed a First Amended Compliant on July 28, 1998, for alleged damages suffered by Plaintiff from actions of all the defendants related to a loan (the "Loan") of approximately $700,000 provided by Plaintiff (or an affiliated entity) to defendants Sunrise Mortgage and its principals, Allen Thompson and his wife Margaret West, for the purchase of real property in Memphis, Tennessee. The Loan was secured by the purchased real property as well as approximately 84 pounds of doré metal purchased with the approval of Plaintiff (or an affiliated entity) from the Company by Sunrise Mortgage for $134,000. Other than the purchase of the metal bars, the Company and the Flahertys had no relationship with Sunrise Mortgage and/or its principals. The First

Amended Complaint alleges that the Company was a participant in a scheme to defraud Plaintiff by misrepresenting the value of the doré metal purchased from the Company, which Plaintiff alleges violated the federal Racketeer Influenced and Corrupt Organizations Act.

          The value of the bars was determined by the estimated value of the precious and noble metals contained in the doré, as determined by Mineral Worlds, Inc. and its president Don Nooe, also named defendants in this action. The value and the methods employed in estimating the value of the doré are in dispute and part of Plaintiff's allegations of fraud.

          A default judgment against the Company in favor of Plaintiff in the amount of $597,913 was granted by the United States District Court in Memphis, Tennessee on February 24, 1999 as a result of the Company's failure to answer the First Amended Complaint. This failure by the Company to file such answer resulted from confusion concerning which counsel employed by the Company had the responsibility to file the answer on behalf of the Company. The Company's motion to set aside the default judgment was denied by the court on May 18, 1999.

          The court entered an order of judgment against the Company in favor of Plaintiff in the amount of $609,912 on November 23, 1999, which included a denial of the Company's motion for an evidentiary hearing on the issue of damages. The court entered an order granting the Company's motion for an interlocutory appeal of the default judgment on April 24, 2000.

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          Management believes that is has strong legal arguments in support of its position and as a result, further believes that the court's denial of the Company's motion to set aside the default judgment and the subsequent entry of the final default judgment will be reversed by the United States Court of Appeals for the Sixth Circuit and the Company will be permitted to defend the Lawsuit.

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          In connection with the Lawsuit, the Federal Bureau of Investigation ("FBI") has taken possession of certain inventory of the Company. Although the amount of doré metal purchased by Sunrise Mortgage was only approximately 84 pounds, the 327th Judicial District Court for the District of El Paso County in March 1997 in an interpleader action took constructive possession of the entire inventory of the Company's doré metal stored by Miracle Delivery Armored Service, which included the doré metal purchased by Sunrise Mortgage, pending the resolution of the action, approximately two tons. The court subsequently awarded the FBI actual possession of the entire inventory.

Item 3.     Changes in and Disagreements with Accountants

          During the last two fiscal years ended June 30, 1998 and 1999, there have been no changes in or disagreements with accountants.

Item 4.     Recent Sales of Unregistered Securities

          In the past three years, the Company has issued unregistered securities in the following six instances:

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               (a)     On January 7, 1998, the Company issued 5,000,000 shares of common stock to Ms. Flaherty, the Chairperson of the Board, Secretary and Treasurer of the Company, in exchange for mineral and patent rights and mining claims. On the date of issuance, the price per share of the Company's common stock opened on the OTC BB at $1.35, reached a high of $2.00 per share and closed at $2.00.

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               (b)     On January 7, 1998, the Company issued 5,000,000 shares of common stock to Mr. Flaherty, a director and President of the Company, in exchange for patent rights and mining claims.

On the date of issuance, the price per share of the Company's common stock opened on the OTC BB at $1.35, reached a high of $2.00 per share and closed at $2.00.


               (c)     On or around November 15, 1999, the Company issued an aggregate of 55,000,000 shares of common stock to Robert F. & Diana L. Flaherty, Inc., in exchange for certain rights to existing third-party contracts. In February 2000, the Company rescinded the transaction and the issuance. Subsequently, 55,000,000 shares of common stock were transferred by the Flahertys to the Company and cancelled. On the date of issuance, the price per share of the Company's common stock opened on the OTC BB at $0.812, reached a high of $1.052 and closed at $1.031.

               (d)     On November 19, 1999, the Company issued 3,000,000 shares of common stock to Robert F. & Diana L. Flaherty, Inc. in exchange for cash advances, plus accrued interest, to the Company totaling $3,262,891. While the Company was originally obligated to repay the advances in cash, pursuant to an amendment to the Advance Agreement the Company was permitted to settle the debt and accrued interest at its option for equity securities of the Company. Accordingly, these obligations were settled for restricted shares of common stock with a 16% discount from that day's closing price. On the date of issuance, the price per share of the Company's common stock opened on the OTC BB at $1.375, reached a high of $2.00 and closed at $1.30.


               (e)     On November 29, 1999, the Company issued 300,000 shares of common stock to Michael Gardiner for the aggregate consideration of $90,000. The shares were sold at a discount price of $0.30 per share to reflect the restricted nature of the shares and the historical per share price for the past three months, ranging from $0.29 in August 1999, $0.281 in September 1999 and $0.562 in November 1999. Additionally, the Company desired to potentially retain Mr. Gardiner as a marketing consultant for the Company with appropriate compensation to be negotiated at some time in the future. The stock price reflects the fact that this was a negotiated transaction between the Company and Mr. Gardiner. On the date of issuance, the price per share of the Company's common stock opened on the OTC BB at $1.062, reached a high of $1.187 and closed at $1.125.



               (f)     On January 26, 2000, the Company issued 2,000,000 shares of common stock to Arthur Porter to secure a letter of credit in the amount of $1,000,000. In March 2000, the Company rescinded the transaction and the issuance as it was made in error since it was intended to be a private transaction between the Flahertys and Arthur Porter not involving the Company in any manner whatsoever. The stock to secure the letter of credit was to come from the holdings of Robert F. & Diana L. Flaherty, Inc. and not an issuance by the Company. Subsequently, Arthur Porter returned the stock to the Company for cancellation. On the date of issuance, the price per share of the Company's common stock opened, reached a high and closed on the OTC BB at $0.937.


          All funds received by the Company from the sales of the Company's common stock were used for working capital and overhead expenses including, without limitation, rent for the Company's office space, utilities, payroll, and research and development activities. No underwriters, brokers or dealers were used in connection with the above sales.

          All of the above sales of the Company's common stock were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2).

Item 5.     Indemnification of Directors and Officers

          Indemnification of the Company's directors and officers is provided for under the laws of the State of Nevada. In addition, Article Eight of the Company's articles of incorporation and Article Eight of the Company's bylaws generally provide that the Company has the power to indemnify its directors or officers against losses incurred as a result of actions taken in their official capacity to the fullest extent permitted under Nevada law.

          With respect to any possible indemnification of directors or officers for liabilities arising under the Securities Act of 1933, as amended, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

PART F/S

INDEPENDENT AUDITORS' REPORT

Board of Directors
Phoenix Metals U.S.A. II, Inc.
Las Vegas, Nevada

We have audited the balance sheet of Phoenix Metals U.S.A. II, Inc. (a development stage enterprise) as of June 30, 1999, and the related statements of development stage operations, stockholders' equity (deficiency) and cash flows for each of the two years and for the cumulative period from July 1, 1993, then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Metals U.S.A. II, Inc. as of June 30, 1999, and the results of its development stage operations and its cash flows for each of the two years and for the cumulative period from July 1, 1993, then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, the Company's ability to commence operations is dependent upon the successful completion of its research and development and continued advances from stockholders or other financing or capital investments. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Piercy, Bowler, Taylor & Kern

/s/ Piercy, Bowler, Taylor & Kern

November 19, 1999
Las Vegas, Nevada

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
BALANCE SHEETS

	June 30, 1999 -----------------	March 31, 2000 -----------------
		(Unaudited)
ASSETS
Current assets:
Cash	$ 89,629
Inventories	105,106	$ 101,053
Prepaid expenses	47,435 ------------------	9,209 ------------------
	242,170	110,262
Property and equipment, net of accumulated depreciation	1,063,725	1,116,946
Mining claims and mineral ore rights	1,712,144	1,712,144
Other	21,857 ------------------	6,805 ------------------
	$ 3,039,896 ===========	$ 2,946,157 ===========
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)
Current liabilities:
Current portion of long-term debt	$ 16,364	$ 18,077
Notes payable	32,368	25,544
Accounts payable	38,547	22,518
Accrued expenses	16,215 ------------------	7,024 ------------------
	103,494 ------------------	73,163 ------------------
Long-term debt, net of current portion	55,789 ------------------	60,205 ------------------
Advances from stockholders, including accrued interest	3,263,191 ------------------	682,449 ------------------
Stockholder's equity (deficiency):
Preferred stock, (preferences to be determined by the Board of Directors upon issuance), $0.01 par value, 30,000,000 shares authorized, none issued
Common stock, $0.0001 par value, 300,000,000 shares authorized, 179,446,168 and 182,746,168 issued and outstanding	17,945	18,275
Additional paid-in capital	2,408,057	5,760,918
Deficit accumulated in the development stage	(2,807,080)	(3,648,853)
Less stock subscription receivable	(1,500) ------------------	------------------
	(382,578) ------------------	2,130,340 ------------------
	$ 3,039,896 ===========	$ 2,946,157 ===========

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
STATEMENTS OF OPERATIONS
For the Years Ended June 30, 1999 and 1998,
the Nine-Month Periods Ended March 31, 2000 and 1999 and
the Cumulative Periods from July 1, 1993, through June 30, 1999 and March 31, 2000

	Year ended June 30, -----------------------------------		Cumulative July 1, 1993 through June 30, 1999 -------------------	Unaudited ---------------------------------------------------------------
				Nine-month periods ended March 31, ---------------------------------		Cumulative July 1, 1993 through March 31, 2000 --------------------------
	1999 ---------------	1998 ---------------		2000 --------------	1999 ---------------
Research and development	$ 617,169	$ 368,093	$ 1,757,660	$ 303,983	$ 469,024	$ 2,061,643
Depreciation	64,992	42,451	118,708	63,637	43,328	182,345
General and administrative	196,716 ---------------	146,909 ---------------	550,497 -------------------	391,614 ---------------	118,712 ---------------	942,111 --------------------------
	878,877	557,453	2,426,865	759,234	631,064	3,186,099
Other expense:
Interest	143,165	78,247	380,215	82,539	118,026	462,754

Net loss	$ 1,022,042 ==========	$ 635,700 ==========	$ 2,807,080 ============	$ 841,773 ==========	$ 749,090 ==========	$ 3,648,853 ================

Net loss per common share	$ 0.006 ==========	$ 0.004 ==========	$ 0.020 ============	$ 0.005 ==========	$ 0.004 ==========	$ 0.025 ================

Weighted average number of common shares outstanding	179,446,168 ==========	174,446,168 ==========	141,257,432 ============	181,037,473 ==========	179,446,168 ==========	145,677,437 ================

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIENCY)
For the Years Ended June 30, 1999 and 1998,
the Nine-Month Period Ended March 31, 2000 (Unaudited)
and the Cumulative Period from July 1, 1993 through June 30, 1997

	Common Stock --------------------------------		Additional paid-in capital ----------------	Deficit accumulated during the development stage ------------------	Stock subscriptions receivable -----------------	Total --------------
	Shares -----------------	Par value ---------------
From July 1, 1993, through June 30, 1997:
Balances, July 1, 1993	962,288	$ 96	$ 547,717	$ (999,608)		$ (451,795)
Stock issuances in connection with change in control and restructuring of business:
Issuance of common stock to new principal stockholders in exchange for land use, mining claims and mineral ore rights in connection with and shortly after change in control	24,532,712	2,453	1,772,547			1,775,000
Quasi-reorganization			(999,608)	999,608		-
Other issuances of common stock to principal stockholders in exchange for ore reserves and other nonmonetary operating assets	137,754,232	13,776	(13,776)
Issuances of common stock to former controlling stockholder in settlement of related party debt	200,000	20	484,827			484,847
Stock sales to unrelated parties for cash and subscriptions receivable	5,996,936	600	617,350		(11,700)	606,250
Net loss				(1,149,338)		(1,149,338)
Stock subscription payments received	-----------------	---------------	----------------	------------------	5,400 ------------------	5,400 --------------
Balances, June 30, 1997	169,446,168	16,945	2,409,057	(1,149,338)	(6,300)	1,270,364
Issuances of common stock to principal stockholders for patents and other intellectual property	10,000,000	1,000	(1,000)			-
Net loss				(635,700)		(635,700)
Stock subscription payments received	-----------------	---------------	----------------	------------------	2,400 ------------------	2,400 --------------
Balances, June 30, 1998	179,446,168	17,945	2,408,057	(1,785,038)	(3,900)	637,064
Net loss				(1,022,042)		(1,022,042)
Stock subscription payments received	-----------------	---------------	----------------	------------------	2,400 ------------------	2,400 --------------
Balances, June 30, 1999	179,446,168	17,945	2,408,057	(2,807,080)	(1,500)	(382,578)
From July 1 through March 31, 2000 (unaudited):
Issuances of common stock in payment of stockholders' advances and related accrued interest	3,000,000	300	3,262,891			3,263,191
Stock sale to unrelated party for cash and subscription receivable	300,000	30	89,970		(20,000)	70,000
Net loss				(841,773)		(841,773)
Stock subscription payments received	-----------------	---------------	----------------	------------------	21,500 ------------------	21,500 --------------
Balances, March 31, 2000	182,746,168 ==========	$ 18,275 =========	$ 5,760,918 ==========	$ (3,648,853) ===========	$ - ===========	$ 2,130,340 =========

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 1999 and 1998,
the Nine-Month Periods Ended March 31, 2000 and 1999, and
the Cumulative Periods from July 1, 1993, through June 30, 1999 and March 31, 2000 (Unaudited)

	Year ended June 30, --------------------------------------------		Cumulative July 1, 1993 through June 30, 1999 ---------------------	Unaudited -----------------------------------------------------------------
				Nine-month periods ended March 31, --------------------------------------------		Cumulative July 1, 1993, through March 31, 2000 ---------------------
				2000 -------------------
Operating activities:
Net cash used in operating activities	$ (910,120) ---------------------	$ (561,325) ---------------------	$ (2,508,399) ----------------------	$ (663,486) --------------------	$ (655,694) --------------------	$ (3,171,885) -----------------------
Investing activities:
Purchase of property and equipment	(343,164) ---------------------	(112,145) ---------------------	(1,093,581) ---------------------	(116,858) -------------------	(270,813) --------------------	(1,210,439) -----------------------
Financing activities:
Advances from stockholders	1,281,982	730,447	2,961,993	599,910	949,421	3,561,903
Proceeds from notes payable	34,105	5,116	39,221			39,221
Repayments of notes payable	(5,757)	(5,801)	(11,558)	(6,824)	(4,020)	(18,382)
Proceeds from long-term debt	57,899		202,074	20,000	17,899	222,074
Repayments of long-term debt	(45,663)	(49,683)	(116,571)	(13,871)	(37,989)	(130,442)
Stock subscription payments received	2,400	2,400	10,200	21,500	1,400	31,700
Cash proceeds from sale of common stock	--------------------	-------------------	606,250 ---------------------	70,000 -------------------	-------------------	676,250 -----------------------
Net cash provided by financing activities	1,324,966 --------------------	682,479 -------------------	3,691,609 ---------------------	690,715 -------------------	926,711 -------------------	4,382,324 -------------------------
Net increase (decrease) in cash	71,682	9,009	89,629	(89,629)	204	-
Cash, beginning	17,947 --------------------	8,938 -------------------	- ---------------------	89,629 -------------------	17,947 -------------------	- ----------------------
Cash, ending	$ 89,629 ===========	$ 17,947 ===========	$ 89,629 ============	$ - ============	$ 18,151 ===========	$ - =============

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

Information for the periods ended March 31, 2000 and 1999, is unaudited

Note 1.     Nature of activities and history:

Phoenix Metals U.S.A. II, Inc. (the Company) is engaged in research and development activities in connection with proprietary processes, fabrication of equipment, in securing all operating permits, and obtaining licenses for patents and technology relating to concentrating, smelting and separating complex refractory ores into pure refined precious and noble metals. In that regard, the Company has operated a pilot and testing facility on five acres in Nevada to mill, smelt and separate gold, silver, platinum, palladium, rhodium, osmium and iridium commercially. In this phase, the Company has developed employee and management training manuals and related procedures, formulas for processing head ore to pure metals, and engineering, fabricating and putting into operation environmentally compatible ore processing systems and facilities. The amount of ore that has been removed from the Company's ore reserves to date is insignificant and without measurable cost.

Since the Company's activities to date have involved principally the development or improvement of processes and techniques to be employed in extraction, rather than mining activities, the costs thereof are accounted for and expensed as provided for in Financial Accounting Standards Board (FASB) Statement No. 2, Research and Development Costs. In addition, pursuant to the American Institute of Certified Public Accountants' Statement of Position 98-5, Start-up Costs, the costs of all other start-up activities are expensed as incurred.

The Company is not in the exploration stage and, except to the extent described above, it is not and has not engaged, nor has it incurred any costs, in "exploration" and "development" activities, as those terms are commonly used in the mining industry (for example for prospecting, geophysical analysis, drilling or removing overburden). Accordingly, the accompanying financial statements include no capitalized costs or related amortization of such costs that might otherwise be amortizable over estimated production. Only the costs of acquiring or building physical facilities, equipment and mineral ore reserves and mining rights have been capitalized (Note 2).

The Company commenced its development stage activities during the year ended June 30, 1994, as a result of a series of transactions early in that year involving the acquisition of a controlling interest in the Company (then engaged unsuccessfully in an unrelated business and known as Imagenét Systems, Inc.) and the related transfer to the Company by its present principal officer/stockholders* of rights to certain mineral ore reserves and land use and mining rights (Note 7) in exchange for common stock. In connection with the change in control and related transactions, the Company discontinued its unrelated business and adopted "quasi-reorganization" accounting as of July 1, 1993, eliminating its then accumulated deficit of approximately $1,000,000. No revaluations of assets or liabilities were deemed necessary at the time.

__________
*All references to the principal officer/stockholders are intended to encompass all other entities controlled by these individuals.

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

Information for the periods ended March 31, 2000 and 1999, is unaudited

Note 2.     Summary of significant accounting policies:

Inventories

In-process inventories are stated at the lower of cost (Note 7) or net realizable value.

Property and Equipment

Property and equipment (Note 3) are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Use of Estimates

Timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, some of which may require revision in future periods.

Interim Period Financial Information

The interim period financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results of development stage operations and cash flows for the interim periods. The results of development stage operations for the nine-month periods ended March 31, 2000 and 1999, are not necessarily indicative of the results to be expected for a full year.

Note 3.     Property and equipment:

Property and equipment at June 30, 1999, and their estimated useful lives, consisted of:

	Cost --------------	Lives --------------
Land use and mining rights (Note 7)	$583,380
Buildings and improvements	142,032	15-39 years
Equipment	451,353	5-7 years
Other	14,148 -------------	3-7 years
	1,190,913
Less accumulated depreciation	(127,188) -------------
	$1,063,725 ========

Note 4.     Long-term debt:

Long-term debt at June 30, 1999, consisted of:

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

Information for the periods ended March 31, 2000 and 1999, is unaudited
Notes payable at 11.5-8.5%, collateralized by vehicles, payable at $1,200 monthly, due May 2000 to June 2003	$33,126
Note payable at 18.9%, collateralized by equipment, payable at $1,019 monthly, due April 2004	39,027 ----------
72,153
Less current maturities	(16,364) ----------
$55,789 ========

At June 30, 1999, maturities of long-term debt were:

Year ending June 30,
2000	$16,364
2001	15,099
2002	17,285
2003	14,009
2004	9,396 ----------
$72,153 =======

Note 5.     Commitments and contingencies:

Operating Leases

The Company has noncancelable operating lease agreements for administrative offices, vehicles and telephone equipment. Rental expense is included in general and administrative expenses and is not material in all periods presented.

The Company's minimum future lease payments under noncancelable operating leases are as follows as of June 30, 1999:

Year ending June 30,
2000	$ 99,289
2001	101,226
2002	85,531
2003	86,012
2004	65,411

Legal Proceedings

On February 24, 1999, a default judgment was entered against the Company in the amount of $597,913. The judgment stems from a disputed transaction in the period prior to July 1, 1997. On November 29, 1999, the court entered an order increasing the judgment against the Company for additional interest to $609,912. On April 24, 2000, the court entered an order granting the Company's motion for an interlocutory appeal of the default judgment. The Company plans to continue to litigate the matter fully, and, based upon the opinion of counsel, management expects the judgment will be reversed. However, since the ultimate outcome of this matter cannot be determined at this time, no provision has been made in the financial statements in its regard.

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

Information for the periods ended March 31, 2000 and 1999, is unaudited

The Company is also engaged in a dispute with the United States Department of Interior, Bureau of Land Management (BLM) over its rights of occupancy with respect to its millsite on certain public lands under the Mining Act of 1872. A hearing is expected soon, and the Company intends to vigorously defend its rights in the matter. Management cannot determine at this time the ultimate effect of this dispute on its future operations or financial condition, if any.

The Company is also party to other legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or future operations.

Environmental Obligations

The Company is obligated under federal and state legislation to perform environmental reclamation at its refinery and testing facility. Management's estimate of the costs of meeting such obligations, as approved by the state, is not material.

Going Concern

The Company has accumulated a development stage deficit of $2,807,080 as of June 30, and $3,648,853 as of March 31, 2000. To protect its rights to occupy the property pending resolution of its dispute with the BLM, the Company expects to conduct only a modest level of increased processing over the next 12 months. In addition, regardless of the outcome of this matter, even if it is ultimately required or decides to move its equipment and relocate its millsite processing facilities to private land, the Company plans relatively modest capital expenditures during that time. Moreover, it does not plan to conduct significant further product research and development to transition into commercial application during the next 12 months (because it believes it is unnecessary) unless required to comply with the terms of a specific customer contract that may arise. In such event, the Company would expect to fund such activity with customer prepayments to be required under the contract. Accordingly, in all other respects the Company plans to continue to adequately fund its limited operations as may be necessary, with additional advances from its principal stockholders, who are both able and committed to provide such funding.

Note 6.     Income taxes:

Because the Company has not generated any revenues or otherwise commenced operations, and has engaged in extensive development stage activities over a period of almost seven years, it has incurred substantial losses for income tax reporting purposes, the realization of benefits of which cannot be viewed at this time as more likely than not and, accordingly, have been effectively offset by a valuation allowance.

The significant components of the Company's deferred tax assets and liabilities are as follows:

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

Information for the periods ended March 31, 2000 and 1999, is unaudited

	June 30, 1999 -------------	March 31, 2000 ------------- (Unaudited)

Assets:
Net operating losses carried forward*	$761,652	$1,023,655
Nondeductible asset valuation adjustments	112,504	112,504
Accrued interest to principal shareholders	102,407 -------------	28,063 -------------
	976,563	1,164,222
Less valuation allowance	(951,875) -------------	(1,131,374) -------------
	24,688	32,848
Liabilities:
Depreciation	24,688 -------------	32,848 -------------
Net tax assets	$-0- ========	$-0- ========

_______________
*As of March 31, 2000, the Company has net operating loss carryforwards ($3,010,749) for federal income tax purposes that will expire if not used during the period beginning 2010 through 2020.

Note 7.     Related party transactions:

Advances from Stockholders


The Company's most significant source of financing has been and continues to be advances from its majority stockholders. Under a related agreement, the funds borrowed are payable on demand and accrue interest at variable rates, currently 6%, aggregating, respectively, $301,198 and $82,539 at June 30, and March 31, 2000. However, effective on November 19, 1999, the agreement relative to advances from the principal officer/stockholders was amended to provide that the obligation could be settled with the Company's equity securities. Pursuant to FASB Statement No. 6, Classification of Short-Term Obligations Expected to Be Refinanced, this obligation was retroactively reclassified as long-term as of June 30, 1999, in the accompanying balance sheet. Accordingly, the total advances as of June 30, 1999, including accrued interest, were settled in full for 3,000,000 unregistered shares of the Company's common stock valued at $1.09 per share, which shares were issued on November 19, 1999. This fair value estimate represents a 16% discount from the closing market price of the common stock on the date of the issue because of the size of the block, the fact that the common stock is thinly traded and because the common stock is restricted. The shares are restricted in that they cannot be freely traded. For the shares to be re-sold, they must be either registered under the Securities Act of 1933, as amended, and applicable state securities laws, or satisfy the requirements for an exemption from such registration.


The Company's principal officer/stockholders and directors have served the Company in their respective roles for all periods presented without compensation.

Other Issuances of Common Stock


In the fiscal year ended June 30, 1994, the principal officer/stockholders transferred to the Company, in a series of exchange transactions, various land use and mining rights, including ore reserves in Arizona and Nevada, in exchange for an aggregate of 162,286,944 shares of common stock of the Company. The costs assigned to these assets, and the value of the common stock issued in exchange, consist of the costs incurred by the principal officer/stockholders (transferrors' historical cost basis).


PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

Information for the periods ended March 31, 2000 and 1999, is unaudited


In addition, on several occasions, the Company's principal officer/stockholders assigned to the Company nonexclusive limited use licenses to certain patents and related intellectual property developed over a number of years for the extraction of gold, silver and platinum group metals from igneous rocks in exchange for 10,000,000 shares of common stock of the Company issued in January 1998. Neither the shares nor the assets so acquired have been valued in the balance sheet (although the shares are included as outstanding) because the costs incurred by the stockholders in developing such assets were primarily in the nature of research and development and,


therefore, would have been expensed. There are no continuing royalty obligations in connection with these licenses.

In November 1999, the Company issued a total of 55,000,000 shares to its principal stockholders, which transactions were retroactively rescinded and reversed in February 2000. Accordingly, these shares were not considered in the weighted average number of shares outstanding for purposes of computing loss per share in the period ended March 31, 2000.

In connection with the 1993 change in control of the Company, obligations to the former principal stockholder were settled in full with the issuance of 200,000 shares valued at the carrying amount of these obligations.

None of the foregoing stock transactions involved any compensation for any services.

Note 8.     Financial instruments:

The carrying amounts of advances from stockholders and other financial instruments approximate their fair value because of their short maturities or because the debt bears variable or fixed interest rates that approximate current rates available on similar borrowings.

Note 9.     Supplemental cash flow information:

In connection with the change in control of the Company in 1993, the Company obtained land use rights, mining claims and mineral ores valued at $1,775,000. Other non-cash investing and financing activities consisted of acquisition of land by seller financing of $100,000 prior to July 1, 1997, and of the settlement of $3,263,191 of advances including accrued interest at June 30, 1999 from stockholders by issuing 3,000,000 shares of common stock on November 19, 1999.

Cash paid for interest during each of the periods presented was not material.

The following reconciles net loss to cash provided by operating activities:

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

Information for the periods ended March 31, 2000 and 1999, is unaudited

	Year Ended June 30, -------------------------------------		Cumulative July 1, 1993 through June 30, 1999 -----------------	Nine-Month Periods Ended March 31, ---------------------------------------		Cumulative July 1, 1993 through March 31, 2000 -----------------

	1999 ---------------	1998 -------------		2000 ---------------	1999 ---------------
Net loss	$(1,022,042)	$(635,700)	$ (2,807,080)	$ (841,773)	$ (749,090)	$ (3,648,853)
Depreciation	64,992	42,451	127,188	63,637	43,328	190,825
(Increase) decrease in operating assets:
Inventories	(53,670)	(51,436)	(105,106)	4,053	(30,237)	(101,053)
Prepaid expenses	(37,768)	(2,553)	(47,435)	38,226	(40,452)	(9,209)
Other assets	(21,857)		(21,857)	15,052	(7,184)	(6,805)
Increase (decrease) in operating liabilities:
Accounts payable	19,820	(1,061)	28,478	(16,029)	21,267	12,449
Accrued expenses	2,364	12,228	16,215	(9,191)	(11,352)	7,024
Accrued interest to stockholders	138,041 ---------------	74,746 -------------	301,198 -----------------	82,539 ---------------	118,026 ---------------	383,737 -----------------
	$ (910,120) =========	$(561,325) =======	$ (2,508,399) ==========	$ (663,486) =========	$ (655,694) =========	$ (3,171,885) ==========

PART III
Item 1.	Index to Exhibits
Exhibit No.	Description	Sequential Page No.
2.01

Articles of Incorporation of the Company filed with the Nevada Secretary of State on June 30, 1993; Certificate of Amendment and Restatement of the Articles of Incorporation of the Company filed with the Nevada Secretary of State on February 25, 2000*

2.02	Bylaws of the Company dated February 15, 2000*
3.01	Form of Stock Certificate of Phoenix Metals U.S.A. II, Inc.*
6.01	Assignment of Patent Licensing Agreement by and among Robert F. Flaherty, Diana L. Flaherty and Phoenix Metals U.S.A. II, Inc.*
6.02	Patent Licensing Agreement by and between Robert F. & Diana L. Flaherty, Inc. and Phoenix Metals U.S.A. II, Inc.*
6.03	Advance Agreement by and among Robert F. & Diana L. Flaherty, Inc., Robert F. Flaherty, Diana L. Flaherty and Phoenix Metals U.S.A. II, Inc. dated December 1, 1999*
8.01	Reincorporation Agreement and Plan of Merger between the Company and Phoenix Metals U.S.A. II, Inc., a Colorado corporation, dated February 15, 2000*
8.02	Acquisition Agreement by and between Robert F. Flaherty and Imagenét Systems, Inc. dated June 30, 1993*
8.03	Corporate Reorganization Agreement by and between Powell Capital Corporation and Imagenét Systems, Inc. dated June 30, 1987*
27.01	Financial Data Schedule*
Item 2.	Description of Exhibits

          See above.

*  Previously filed.

SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Company caused this Pre-Effective Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX METALS U.S.A. II, INC.
Dated:	July 14, 2000	By:	/s/ Diana Lee Flaherty ---------------------------------------------- Diana Lee Flaherty, Chairperson of the Board of Directors, Secretary and Treasurer

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Diana Lee Flaherty ---------------------------------------- Diana Lee Flaherty	Chairperson of the Board of Directors, Secretary and Treasurer	July 14, 2000

* ---------------------------------------- Robert F. Flaherty	President and Director	July 14, 2000
By: /s/ Diana Lee Flaherty ---------------------------------	Attorney-in-fact	July 14, 2000
Diana Lee Flaherty